UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 3, 2009

President

Comisión Nacional de Valores

Dr. Eduardo Hecker

S	/	D

Re:

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Summary of the General Ordinary and Extraordinary Shareholder Meeting of March 31, 2009.

I have the pleasure of addressing you in compliance with Article 4 inc. b) of Chapter II of the Rules of the CNV, to present you with the following:

a)	Summary of the results of the General Ordinary and Extraordinary Shareholder Meeting of Edenor S.A. of March 31, 2009, held at Azopardo 1025, 16th Floor in the City of Buenos Aires;

b)

The list of the names of the members of the Board of Directors and the Supervisory Committee, including the members designated at the March 31 General Ordinary and Extraordinary Shareholder Meeting; and

c)

Copies of the announcement of the March 31 General Ordinary and Extraordinary Shareholder Meeting, as required by law, published in the Boletín de la República on February 27 and March 2, 3, 4 and 5; the newspaper La Prensa on February 27 and 28 and March 1, 2 and 3; and in the Bulletin of the Bolsa de Comercio de Buenos Aires on March 13, 2009.

Please feel free to contact me with any questions or other matters you wish to discuss.

María Belén Gabutti

Attorney-in-fact

Summary of the Resolutions Adopted at the Ordinary and Extraordinary General Assembly of Stockholders of Edenor S.A. of March 31, 2009

The Assembly was conducted in the presence of four shareholders of Classes A and B and with a 86.55% quorum of capital. The Assembly took the following actions:

1.            Designation of Shareholders to sign the Minutes. The Assembly designated, in compliance with local law, three shareholders representing Electricidad Argentina S.A. (EASA), The Bank of New York (BONY), and Administración Nacional de la Seguridad Social (National Social Security Administration) (ANSES) to sign the Minutes of the General Ordinary and Extraordinary Shareholder Meeting.

2.            Consideration of the 2008 Annual Report, Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Supervisory Committee of the financial year ended December 31, 2008. The Assembly approved the financial statements and all related documentation submitted to its review, ratifying the allocation of the Ps. 123,115,000 net income, the acquisition of shares for a total value of Ps. 6,130,000, the Ps. 6,156,000 legal reserve (5% of fiscal year income), and the Ps. 110,829,000 retained earnings.

3.            Consideration of the management by the Board of Directors and the Supervisory Committee during the financial year ended December 31, 2008. The Assembly approved the management exercised by each of the members of the Board of Directors in 2008: MACFARLANE Alejandro; MINDLIN Marcos Marcelo; MINDLIN Damián Miguel; MARIANI Gustavo; PAGANO Luis Pablo Rogelio; MAC LAUGHLIN Alfredo; FERNÁNDEZ Maximiliano; LLANOS Eduardo; VOLOSIN Edgardo; TORRES Ricardo; SALAVERRI Diego Martín; CHOJO ORTIZ Ignacio; MANCUSO Rafael; GRECCO Jorge; SERICANO Ricardo; COHEN Gabriel; and MAGGI Eduardo. The Assembly approved the management exercised by each of the members of the Supervisory Committee in 2008: ERRECONDO Javier; ABELOVICH José Daniel; RUIZ Marcelo Javier and FUXMAN Marcelo.

4.            Ratification of the remuneration of Ps. 2,821,750 paid to the Directors for the year ended December 31, 2008. The Assembly approved the remuneration of Ps. 2,821,750 paid to the Directors for the year ended December 31, 2008 and delegated its distribution to the Board of Directors.

5.            Ratification of the remuneration of Ps. 90,000 paid to the members of the Supervisory Committee for the year ended December 31, 2008. The Assembly approved the Ps. 90,000 remuneration paid to the Supervisory Committee for the year ended December 31, 2008 and delegated its distribution to the Board of Directors.

6.            Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) appointed and seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form. In a Special Assembly, the Class A shareholders voted to designate (1) as appointed directors (a) Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Luis Pablo Rogelio Pagano, each of whom are

2

non-independent as defined by the rules of the Comisión Nacional de Valores (CNV), and (b) Maximiliano A. Fernández and Eduardo L. Llanos, each of whom are independent as defined by the rules of the CNV and (2) as alternates Javier Douer, Jorge Grecco, Pablo Díaz, Ariel Schapira, Brian Henderson, Ricardo Sericano and Jaime Barba, each of whom are non-independent as defined by the rules of the CNV. In a Special Assembly, the Class B and C shareholders jointly resolved to designate as (1) appointed directors (a) Edgardo Volosín, Ricardo Torres and Diego Martín Salaverri, each of whom are non-independent as defined by the rules of the CNV and (b) Luis Caputo and Eduardo Orlando Quiles, each of whom are independent as defined by the rules of the CNV and (2) as alternates (a) Alejandro Mindlin, Maia Chmielewski, Gabriel Cohen and Eduardo Maggi, each of whom are non-independent as defined by the rules of the CNV and (b) Rafael Mancuso, whom is independent as defined by the rules of the CNV.

7.           Designation of three (3) appointed members and three (3) alternates of the Supervisory Committee, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form. In a Special Assembly, Class A Shareholders designated (1) as appointed member of the Supervisory Committee Javier Errecondo and José Daniel Abelovich and (2) as alternate of the Supervisory Committee Santiago Dellatorre and Marcelo Fuxman. In a Special Assembly, the Class B and C shareholders jointly designated (1) as an appointed member of the Supervisory Committee Jorge Roberto Pardo and (2) as an alternate of the Supervisory Committee Alejandro Gabriel Turri.

8.            Determination of the remuneration of the Certified Accountant for the financial year ended December 31, 2008. The shareholders approved the fee of Ps. 540,000 for Price Waterhouse & Co. S.R.L. for their work as certified accountant for the year ended December 31, 2008. The work of Price Waterhouse during this period was carried out by Daniel Alejandro López Lado and Carlos Martín Barbafina.

9.            Ratification of the appointment of the National Public Accountant that will certify the accounting statements for the current financial year and determination of such National Public Account’s remuneration. The shareholders designated Daniel Alejandro López Lado and Carlos Martín Barbafina of Price Waterhouse & Co S.R.L. as the Company’s certified accountants for the fiscal year ending December 31, 2009 and set their remuneration at Ps. 540,000.

10.          Consideration of the budget of the Audit Committee and the Executive Committee of the Board for the 2009 financial year. The Shareholders adopted budgets for the Audit Committee and the Executive Committee of the Board for Ps. 189,000 and Ps. 0, respectively.

Signed by the President of the Company, Alejandro Macfarlane, the representative of EASA, Luis Federico Lanús, and the representative of BONY, Lenoardo Agustín Pérez, and the representative of ANSES, Guido Forcieri.

María Belén Gabutti

Attorney-in-fact

3

Buenos Aires, April 3, 2009

President

Bolsa de Comercio de Buenos Aires

Mr. Adelmo J. Gabbi

S	/	D

Re:

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Summary of the General Ordinary and Extraordinary Shareholder Meeting of March 31, 2009.

I have the pleasure of addressing you in compliance with the governing laws, to present you with the following:

a)	Summary of the results of the General Ordinary and Extraordinary Shareholder Meeting of Edenor S.A. of March 31, 2009, held at Azopardo 1025, 16th Floor in the City of Buenos Aires; and

b)	The list of the names of the members of the Board of Directors and the Supervisory Committee, including the members designated at the March 31 General Ordinary and Extraordinary Shareholder Meeting.

Please feel free to contact me with any questions or other matters you wish to discuss.

María Belén Gabutti

Attorney-in-fact

4

Summary of the Resolutions Adopted at the Ordinary and Extraordinary General Assembly of Stockholders of Edenor S.A. of March 31, 2009

The Assembly was conducted in the presence of four shareholders of Classes A and B and with a 86.55% quorum of capital. The Assembly took the following actions:

1.            Designation of Shareholders to sign the Minutes. The Assembly designated, in compliance with local law, three shareholders representing Electricidad Argentina S.A. (EASA), The Bank of New York (BONY), and Administración Nacional de la Seguridad Social (National Social Security Administration) (ANSES) to sign the Minutes of the General Ordinary and Extraordinary Shareholder Meeting.

2.            Consideration of the 2008 Annual Report, Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Supervisory Committee of the financial year ended December 31, 2008. The Assembly approved the financial statements and all related documentation submitted to its review, ratifying the allocation of the Ps. 123,115,000 net income, the acquisition of shares for a total value of Ps. 6,130,000, the Ps. 6,156,000 legal reserve (5% of fiscal year income), and the Ps. 110,829,000 retained earnings.

3.            Consideration of the management by the Board of Directors and the Supervisory Committee during the financial year ended December 31, 2008. The Assembly approved the management exercised by each of the members of the Board of Directors in 2008: MACFARLANE Alejandro; MINDLIN Marcos Marcelo; MINDLIN Damián Miguel; MARIANI Gustavo; PAGANO Luis Pablo Rogelio; MAC LAUGHLIN Alfredo; FERNÁNDEZ Maximiliano; LLANOS Eduardo; VOLOSIN Edgardo; TORRES Ricardo; SALAVERRI Diego Martín; CHOJO ORTIZ Ignacio; MANCUSO Rafael; GRECCO Jorge; SERICANO Ricardo; COHEN Gabriel; and MAGGI Eduardo. The Assembly approved the management exercised by each of the members of the Supervisory Committee in 2008: ERRECONDO Javier; ABELOVICH José Daniel; RUIZ Marcelo Javier and FUXMAN Marcelo.

4.            Ratification of the remuneration of Ps. 2,821,750 paid to the Directors for the year ended December 31, 2008. The Assembly approved the remuneration of Ps. 2,821,750 paid to the Directors for the year ended December 31, 2008 and delegated its distribution to the Board of Directors.

5.            Ratification of the remuneration of Ps. 90,000 paid to the members of the Supervisory Committee for the year ended December 31, 2008. The Assembly approved the Ps. 90,000 remuneration paid to the Supervisory Committee for the year ended December 31, 2008 and delegated its distribution to the Board of Directors.

6.            Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) appointed and seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form. In a Special Assembly, the Class A shareholders voted to designate (1) as appointed directors (a) Alejandro Macfarlane, Marcos Marcelo Mindlin,

5

Damián Miguel Mindlin, Gustavo Mariani and Luis Pablo Rogelio Pagano, each of whom are non-independent as defined by the rules of the Comisión Nacional de Valores (CNV), and (b) Maximiliano A. Fernández and Eduardo L. Llanos, each of whom are independent as defined by the rules of the CNV and (2) as alternates Javier Douer, Jorge Grecco, Pablo Díaz, Ariel Schapira, Brian Henderson, Ricardo Sericano and Jaime Barba, each of whom are non-independent as defined by the rules of the CNV. In a Special Assembly, the Class B and C shareholders jointly resolved to designate as (1) appointed directors (a) Edgardo Volosín, Ricardo Torres and Diego Martín Salaverri, each of whom are non-independent as defined by the rules of the CNV and (b) Luis Caputo and Eduardo Orlando Quiles, each of whom are independent as defined by the rules of the CNV and (2) as alternates (a) Alejandro Mindlin, Maia Chmielewski, Gabriel Cohen and Eduardo Maggi, each of whom are non-independent as defined by the rules of the CNV and (b) Rafael Mancuso, whom is independent as defined by the rules of the CNV.

7.           Designation of three (3) appointed members and three (3) alternates of the Supervisory Committee, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form. In a Special Assembly, Class A Shareholders designated (1) as appointed member of the Supervisory Committee Javier Errecondo and José Daniel Abelovich and (2) as alternate of the Supervisory Committee Santiago Dellatorre and Marcelo Fuxman. In a Special Assembly, the Class B and C shareholders jointly designated (1) as an appointed member of the Supervisory Committee Jorge Roberto Pardo and (2) as an alternate of the Supervisory Committee Alejandro Gabriel Turri.

8.            Determination of the remuneration of the Certified Accountant for the financial year ended December 31, 2008. The shareholders approved the fee of Ps. 540,000 for Price Waterhouse & Co. S.R.L. for their work as certified accountant for the year ended December 31, 2008. The work of Price Waterhouse during this period was carried out by Daniel Alejandro López Lado and Carlos Martín Barbafina.

9.            Ratification of the appointment of the National Public Accountant that will certify the accounting statements for the current financial year and determination of such National Public Account’s remuneration. The shareholders designated Daniel Alejandro López Lado and Carlos Martín Barbafina of Price Waterhouse & Co S.R.L. as the Company’s certified accountants for the fiscal year ending December 31, 2009 and set their remuneration at Ps. 540,000.

10.          Consideration of the budget of the Audit Committee and the Executive Committee of the Board for the 2009 financial year. The Shareholders adopted budgets for the Audit Committee and the Executive Committee of the Board for Ps. 189,000 and Ps. 0, respectively.

Signed by the President of the Company, Alejandro Macfarlane, the representative of EASA, Luis Federico Lanús, and the representative of BONY, Lenoardo Agustín Pérez, and the representative of ANSES, Guido Forcieri.

María Belén Gabutti

Attorney-in-fact

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 6, 2009